                                                                  EXHIBIT (a)(9)

[ICI LOGO]
                                                                    NEWS RELEASE
INTERMEDIA
COMMUNICATIONS
                                          CONTACTS:     Chris Brown
                                                        Senior Vice President,
3625 Queen Palm Drive                                    Investor Relations
Tampa, Florida 33619                                    813/829-2408
(813) 829-0011

http://www.icix.com
Fax: (813) 829-2913

                    INTERMEDIA COMMENCES CASH TENDER OFFER


Tampa, Florida (November 26, 1997) - Intermedia Communications (Nasdaq/NM: ICIX) ("Intermedia") announced that Moonlight Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Intermedia, today commenced its cash tender offer for up to 4,000,000 shares of common stock of Shared Technologies Fairchild Inc. (Nasdaq/NM: STCH), pursuant to the previously announced merger agreement with Shared Technologies Fairchild Inc. Under the tender offer, stockholders who tender their shares will be entitled to receive $15 in cash per share. The offer, proration and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, December 26, 1997, unless extended. Following completion of the tender offer, the Purchaser will be merged into Shared Technologies Fairchild Inc. and any remaining stockholders will receive $15 per share in cash.

        If more than 4,000,000 shares are validly tendered and not withdrawn prior to the expiration of the offer, the shares so tendered shall, upon the terms and subject to the conditions of the offer, be accepted on a pro rata basis (adjusted to avoid acceptance for payment of fractional shares).

        The offer is not being made for, and tender will not be accepted of, shares of Series D Preferred Stock of Shared Technologies Fairchild. Holders of Series D Preferred Stock who wish to participate in the offer must exercise their rights to convert such shares into shares of common stock of Shared Technologies Fairchild and tender such shares of common stock pursuant to the offer.



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ICIX Commences Cash Tender Offer
      for 4,000,000 Shares of Shared
Page 2
November 26, 1997



        Bear, Stearns & Co. Inc. is the Dealer-Manager for the offer. Georgeson & Company Inc. is the Information Agent for the offer.

        Intermedia Communications is one of the nation's fastest growing telecommunications companies, providing integrated telecommunications solutions to business and government customers. These solutions include voice and data, local and long distance, and advanced network access services in major U.S. markets. Intermedia's enhanced data portfolio, including frame relay networking, ATM, and a full range of business internet connectivity and web hosting services, offers seamless end-to-end service virtually anywhere in the world.

        Intermedia is headquartered in Tampa with sales offices in over 40 cities. Intermedia is on the World Wide Web at http://www.intermedia.com.
                                               -------------------------

        Headquartered in Wethersfield, Connecticut, Shared Technologies Fairchild Inc. is the nation's largest provider of shared telecommunications services and systems. Through its technical infrastructure and 800 employees, Shared Technologies Fairchild acts as a single point of contact for business telecommunications services at more than 465 buildings throughout the United States and Canada.


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